First Northwest Bancorp

November 7, 2014

Via EDGAR and Email

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:          First Northwest Bancorp, Port Angeles, Washington
Registration Statement on Form S-1 (Commission File No. 333-185101)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C, and in connection with the above-referenced Registration Statement, First Northwest Bancorp (the “Company”) hereby respectfully requests that the above-referenced Registration Statement on Form S-1 be declared effective at 11:00 a.m. on Wednesday, November 12, 2014, or as soon thereafter as practicable.

Furthermore, the Company hereby acknowledges:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Laurence J. Hueth

Laurence J. Hueth President and Chief Executive Officer

cc:           Josh Samples, Esquire, Division of Corporation Finance, Securities and Exchange
     Commission
Christina Harley, Staff Attorney, Securities and Exchange Commission
Gus Rodriguez, Staff Accountant, Securities and Exchange Commission